Next Inc. Announces 2005 Fourth Quarter and Year End Sales and Earnings
Monday February 27, 8:30 am ET

Net Yearly Sales increase 24%

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Feb. 27, 2006--Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced results for the fiscal fourth quarter and year ending November 30, 2005

Sales for the quarter increased 13. % to $8.8 million from $7.7 million in the same period last year. Operating loss for the quarter was $943,000 compared to operating income of $407,000 in the prior year. The Company took a one-time inventory write off of $704,000 in the fourth quarter. Gross operating margins were lower due to the Company's inability to import garments from China due to an embargo, coupled with a large customer order that compressed margins, and the private label business. Pre-tax loss was $1.2 million compared to a profit of $243,000 in the prior year. SG&A increased 4.5% to $2.1 million compared to $2.0 million in the prior year.

Sales for the year increased 24% to $26.7 million from $21.5 million in the same period last year. Gross profit was $6 million compared to $6.6 million in the prior year which reflects the inventory write off of $704,000, higher domestic purchasing cost as a result of the Chinese embargo, and a large order from a major retailer which decreased operating margins. Operating loss for the year was $501,000 vs. operating income of 678,000 in the prior year. Pre-tax loss was $1,126,000 vs. pre-tax loss of $417,000. SG&A increased $551,000 primarily related to the addition of the Choice International office and personnel. Interest expense also increased by $152,303 related to new debt associated with purchase of a warehouse and screen print equipment coupled with higher interest rates on the revolving credit facility.

Mr. Charles L. Thompson, the Company's CFO said, "It was an unusually frustrating year prompted by a number of variables that fortunately are correctable. The entire management team shares in this disappointment and has resolved the commitment to rebuild the infrastructure and drive 2006 to profitability. I am extremely impressed by the addition of Robert Budd-CEO, and the plan of re-organization and management staffing upgrades. The company is already experiencing expense reductions in administration and margin increases. We look forward to delivering a profitable 2006 to our shareholders."

Mr. Robert Budd, the Company's recently appointed CEO stated, "I quickly found that the Next business was very compelling. The company's capabilities create a unique opportunity for us to fill a niche that our markets require. We quickly began right sizing the operations to match the business model, began diversifying our global purchasing opportunities, and established a common focus on providing exceptional customer service while driving costs down and bottom line profits up. I am extremely pleased with the skill and enthusiasm of our employees and their commitment to improving the profitable execution of our business. We are committed to our shareholders and appreciate their patience during this period."

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented licensed promotional products and imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, and www.americanbiker.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc.

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com